

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, Florida 33134

      Re: MSP Recovery, Inc.
          Registration Statement on Form S-1
          Filed July 1, 2022
          File No. 333-265953

Dear Mr. Ruiz:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 1, 2022

Cover Page

1.   Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

<u>The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Sale of Shares, page 78</u>

2.   Please revise this disclosure to highlight the fact that Mr. Ruiz, a beneficial owner of over 96% of your outstanding Class A shares, will be able to sell almost all of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

<u>Signatures, page II-6</u>

3.   Please revise the signatures section to identify your controller or principal accounting officer (PAO).

<u>General</u>

4.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Steven D. Pidgeon